EXHIBIT 99.16

mCloud Announces Expression of Interest
to Acquire Australia-Founded BuildingIQ

Acquisition would bring Building/Q's Si technology to AssetCare™ for smart building customers globally along with C$6.1 million in trailing twelve month revenues, a strong customer presence in Australia, and enable the expansion of smart building business in Southeast Asia.

VANCOUVER, February 10, 2020 - mCloud Technologies Corp. (TSX-V: MCLD, MCLD.DB) (OTCQB: MCLDF) ("mCloud" or the "Company"), a leading provider of asset management solutions combining loT, cloud computing, artificial intelligence ("Al"), and analytics, today announced it has signed an Expression of lnterest ("EOl") to acquire BuildinglQ (ASX: BlQ), a cloud-based building technology provider, founded in Australia with offices in the United States, using loT and Al to create energy savings and maximize building efficiency.

"BuildinglQ is a highly complementary business to our own AssetCare segment for smart buildings," said Russ McMeekin, mCloud President and CEO. "Through BuildinglQ's 5i technology stack, we would be able to integrate new Al and loT solutions into AssetCare, which would let us combine our respective energy savings technologies to target new large commercial spaces such as hospitals and bring new energy management tactics to enterprise multi-site building portfolios via capabilities such as automated measurement and verification (M&V)."

"With BuildinglQ's home base in Australia, their operations would also provide us with an anchor to expand our business development activities for smart buildings to Southeast Asia, an excellent addition to our existing strategy to secure major oil and gas customers in the region," McMeekin added. "At close, we would expect to bring cost synergies to BuildinglQ that would make the transaction cash accretive without impacting BuildinglQ's growth trajectory and ability to continue serving customers."

BuildinglQ currently connects more than 1,350 commercial buildings worldwide with over 140 million square feet under management. Since its lPO in December 2015, BuildinglQ has achieved a 20% compound annual growth rate (CAGR) and renewal rates of 97% among its customers.

mCloud intends to provide BuildinglQ with a working capital facility and an offer to acquire 389 million CHESS Depositary lnterests ("CDls") in BuildinglQ in exchange for 882,230 common shares of mCloud. The working capital facility would be used to support BuildinglQ's growth momentum in 2020.

The terms of the proposed transaction are as follows:

•	The non-binding EOl is subject to a period of due diligence and exclusivity, and contingent on the execution of definitive agreements between BuildinglQ and mCloud.
•	The EOl provides that mCloud will offer to buy each BuildinglQ CDl holder's CDls on the basis that CDl holders will receive 1 share of mCloud for every approximately 441 CDls held.

•	This equates to a price of A$0.0158 per CDl, which represents a 58% premium to BuildinglQ's last closing price on the ASX and mCloud's three-day VWAP stock price for the week of February 2, 2020 of C$6.27.
•	mCloud will provide BuildinglQ with a secured working capital loan of A$1.5 million on commercial terms on February 14, 2020, the use of which by BuildinglQ will be managed jointly by mCloud and BuildinglQ.
•	Both companies have agreed to a break fee of A$500,000 on terms consistent with transactions of this nature.

Provided that all conditions to closing are satisfied, including receipt of all required regulatory and shareholder approvals (including, if applicable, the approval of the TSX Venture Exchange), the proposed transaction is expected to close on June 19, 2020.

About mCloud Technologies Corp.

mCloud is creating a more efficient future with the use of Al and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud's Al-powered AssetCare™ platform, mCloud offers complete asset management solutions to three distinct segments: smart facilities, power generation, and process industries including oil and gas. loT sensors bring data from connected assets into the cloud, where Al and analytics are applied to maximize their performance.

Headquartered in Vancouver, Canada with offices in twelve locations worldwide, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance loT, Al, 3D, and mobile capabilities to customers, all integrated into AssetCare. With over 100 blue-chip customers and more than 35,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade on the TSX Venture Exchange under the symbol MCLD and on the OTCQB under the symbol MCLDF. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

About BuildingIQ

BuildinglQ (ASX: BlQ) helps building owners and operators worldwide lower energy use, increase building operations efficiency and enhance tenant comfort. The Company's 5i cloud-based platform and Managed Services deliver on the promise of lnternet of Things (loT) for buildings. Over 140M square feet of building space is currently under management with BuildinglQ. www.buildingiq.com

SOURCE mCloud Technologies Corp.

For further information:

Craig MacPhail, NATlONAL Capital Markets, T: 416-586-1938, cmacphail@national.ca; Chantal Schutz, Chief Financial Officer, mCloud Technologies Corp., T: 604-669-9973

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbour provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information contained in this press release includes information relating to the proposed acquisition of BuildinglQ and the potential benefits that may be realized by the Company if the acquisition is completed.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

An investment in securities of the Company is speculative and subject to several risks, as discussed under the heading "Risk Factors" in the Company's annual information form dated October 31, 2019. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

ln connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accept responsibility for the adequacy or accuracy of this release.